# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dine Brands Global, Inc., CIK 0000049754
CUSIP: 254423106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 10 West Walnut Street, 5th Floor, Pasadena, California (CA), 91103
Date of event which requires filing of this statement: 10/26/2026
Filed by CIK 0002021808
Persons authorized to receive notices and communications: Gavriel Kahane, Arkhouse Management Co. LP, 106 W 56th Street, 17th Floor, New York, New York (NY), 10019, 212-465-1301; Richard Brand; Kiran Kadekar, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, (212) 819-8200

## Reporting persons
- Arkhouse Management Co. LP (CIK 0002021808): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 546,700; sole dispositive power 0; shared dispositive power 546,700; aggregate amount beneficially owned 546,700 (4.3% of the class); the aggregate amount excludes certain shares
  Comment: Based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its Form 10-Q, filed with the United States Securities and Exchange Commission on August 5, 2026 (the "2026 Q2 10-Q"). Excludes shares of Common Stock reported as beneficially owned by Cobblers Reporting Persons (as defined below).
- Arkhouse GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 546,700; sole dispositive power 0; shared dispositive power 546,700; aggregate amount beneficially owned 546,700 (4.3% of the class); the aggregate amount excludes certain shares
  Comment: Based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its 2026 Q2 10-Q. Excludes shares of Common Stock reported as beneficially owned by Cobblers Reporting Persons (as defined below).
- Arkhouse Value Fund GP X LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 73,700; sole dispositive power 0; shared dispositive power 73,700; aggregate amount beneficially owned 73,700 (0.6% of the class); the aggregate amount excludes certain shares
  Comment: Based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its 2026 Q2 10-Q. Excludes shares of Common Stock reported as beneficially owned by Cobblers Reporting Persons (as defined below).
- Arkhouse Value Fund GP II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,000; sole dispositive power 0; shared dispositive power 23,000; aggregate amount beneficially owned 23,000 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its 2026 Q2 10-Q. Excludes shares of Common Stock reported as beneficially owned by Cobblers Reporting Persons (as defined below).
- Gavriel Kahane: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 546,700; sole dispositive power 0; shared dispositive power 546,700; aggregate amount beneficially owned 546,700 (4.3% of the class); the aggregate amount excludes certain shares
  Comment: Based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its 2026 Q2 10-Q. Excludes shares of Common Stock reported as beneficially owned by Cobblers Reporting Persons (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Dine Brands Global, Inc.
Address of issuer's principal executive offices: 10 West Walnut Street, 5th Floor, Pasadena, California (CA), 91103
Comment: Cobblers Cove (as defined below), Cobblers Cove Capital Management GP LLC, Matthew Perkal and Benjamin Rattner, (all of the foregoing, collectively, the "Cobblers Reporting Persons") are filing a separate Schedule 13D reporting beneficial ownership of shares of the Common Stock.

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D (this "Schedule 13D") is being filed by

(i) Arkhouse Management Co. LP ("Arkhouse Management"),
(ii) Arkhouse GP LLC ("Arkhouse GP"),
(iii) Arkhouse Value Fund GP X LLC ("Fund X GP"),
(iv) Arkhouse Value Fund GP II LLC ("Fund II GP") and
(v) Gavriel Kahane ("Mr. Kahane", and, together with Arkhouse Management, Arkhouse GP, Fund X GP and Fund II GP, the "Reporting Persons").

Arkhouse Management serves as investment advisor to certain affiliated funds, including Arkhouse Value Fund X LP, a Delaware limited partnership ("Fund X") and Arkhouse Primary Fund LP, a Delaware limited partnership ("Primary Fund," and, together with Fund X, the "Arkhouse Funds") and separately managed accounts, which hold of record the shares of Common Stock reported herein as beneficially owned by the Reporting Persons. Arkhouse GP serves as the general partner of Arkhouse Management. Fund X GP serves as the general partner of Fund X and Fund II GP serves as the general partner of Primary Fund. Mr. Kahane serves as the managing member of Arkhouse GP, and each of Fund X GP and Fund II GP.
Residence or business address: The address of the principal office and principal place of business of the Reporting Persons and each of the Arkhouse Funds is 106 W 56th Street, 17th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of Arkhouse Management is to provide investment advisory services and to be the investment manager to certain affiliated funds and separately managed accounts, including the Arkhouse Funds. The principal business of Arkhouse GP is to serve as the general partner of Arkhouse Management. The principal business of Fund X GP is to serve as the general partner of Fund X. The principal business of Fund II GP is to serve as the general partner of Primary Fund. The principal business of Mr. Kahane is to serve as the managing member of Arkhouse GP, and each of Fund X GP and Fund II GP, and as managing partner of Arkhouse Management. The principal business of each of the Arkhouse Funds is to invest in securities.
Criminal convictions in the last five years: None of the Reporting Persons nor any of the Arkhouse Funds has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor any of the Arkhouse Funds has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Arkhouse Management is a Delaware limited partnership. Arkhouse GP is a Delaware limited liability company. Fund X and Primary Fund are each Delaware limited partnerships. Fund X GP and Fund II GP are each Delaware limited liability companies. Mr. Kahane is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 546,700 shares of Common Stock reported herein as beneficially owned by Reporting Persons were acquired in open market purchases using working capital, which may from time to time include margin borrowing in margin accounts established and maintained with one or more prime brokers and/or other third parties which extend margin credit in the ordinary course of business and pursuant to such arrangements shares of the Common Stock reported herein may be pledged as collateral security from time to time along with other securities in such accounts. Because other securities may be from time to time held in such margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock. The aggregate purchase price of the shares of Common Stock reported herein as beneficially owned by Reporting Persons is approximately $15,683,250, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons believe that the Issuer's Common Stock is undervalued and represents an attractive investment opportunity.

On October 26, 2026, Arkhouse Management (together with its affiliates, "Arkhouse") and Cobblers Cove Capital LP ("Cobblers Cove") delivered to the Board of Directors of the Issuer (the "Issuer's Board") a non-binding proposal (the "Proposal") to acquire all of the outstanding shares of Common Stock of the Issuer for $39.00 per share, in cash. A copy of the Proposal is filed herewith as Exhibit 99.1 and is incorporated herein by reference. Also on October 26, 2026, Arkhouse and Cobblers Cove executed a non-binding summary of proposed terms (the "Term Sheet") outlining a framework for working together on an exclusive basis, subject among other things to finalization of terms and definitive documents, to pursue an acquisition of the Issuer, sharing certain fees and jointly bearing certain expenses related to such potential acquisition, and agreeing a structure for the post-acquisition governance and operation of the Issuer. The Term Sheet also provides a non-binding framework pursuant to which each of Arkhouse and Cobblers Cove would fund a committed percentage of equity financing required in connection with the acquisition. The above summary is qualified in its entirety by reference to the Term Sheet, a copy of which is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

On October 29, 2026, Arkhouse Management and Cobblers Cove received a letter from the Issuer's Board (the "Dine Brands Response Letter"), stating that the Issuer's Board had rejected the Proposal. A copy of the Dine Brands Response Letter is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

On November 2, 2026, Arkhouse Management and Cobblers Cove jointly responded to the Dine Brands Response Letter in a letter to the Issuer's Board (the "November 2 Letter") that among other things (i) expressed disappointment "that the Board rejected [their] proposal without engaging with [them]", especially in light of the premium offered and their expressed optimism that "access to management and confirmatory due diligence would allow [them] to identify additional value that could support an increase in [their] proposed price", (ii) noted the unusual (in the view of the Reporting Persons) speed with which such rejection was made and (iii) expressed a continued eagerness to work with the Issuer towards a potential transaction. A copy of the November 2 Letter is filed herewith as Exhibit 99.4 and is incorporated herein by reference.

The Reporting Persons from time to time expect to enter into discussions with directors and officers of the Issuer, other stockholders of the Issuer (including without limitation Cobblers Reporting Persons) or third parties in connection with the above-described matters and, more generally, in connection with the Reporting Persons' investment in the Issuer. Such discussions may include, without limitation, one or more of members of management, members of the board (individually or acting as a whole), other stockholders of the Issuer and other persons to discuss the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer (including without limitation, the potential acquisition by Reporting Persons and/or Cobblers Reporting Persons of control of the Issuer and/or any and all of the issued and outstanding Common Stock (and the terms of any such potential acquisition)), as well as other matters related to the Issuer. The Reporting Persons may also seek to explore other methods for increasing their respective ownership positions in, or economic exposure to, the Issuer, including, without limitation, through open market purchases or an acquisition of shares of Common Stock from other stockholders or through the entry into derivatives arrangements. Any of the foregoing may take place together with or separately from Cobblers Reporting Persons.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in securities and other markets, and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivatives or other instruments that are based upon or relate to the value of the Common Stock or otherwise relate to the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise and/or cash-settling any derivatives or other instruments that are based upon or relate to the value of the Common Stock or otherwise relate to the Issuer; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) changing the terms on which they would propose to acquire control of the Issuer and/or any and all of the issued and outstanding Common Stock and/or at any time abandoning their current intention to, either alone or together with Cobblers Reporting Persons, seek to acquire control of the Issuer and/or any and all of the issued and outstanding Common Stock; or (v) otherwise proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D (whether or not otherwise described above). Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

The information in Item 4 and Item 6 is incorporated herein by reference.

Primary Fund is the direct holder of 23,000 of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons and Fund X is the direct holder of 73,700 of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons. In addition, separately managed accounts managed by Arkhouse Management are the direct holders of 450,000 of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons. Neither Primary Fund nor Fund X nor the owners of such separately managed accounts possess any voting or dispositive power, sole or shared, over any of the shares of Common Stock reported herein.

The power to vote or direct the voting of, and dispose of and direct the disposition of, the 23,000 shares of Common Stock reported herein as owned by Primary Fund (which represent approximately 0.2% of the Issuer's outstanding shares of Common Stock, based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its 2026 Q2 10-Q) is shared among Fund II GP, Arkhouse Management, Arkhouse GP and Mr. Kahane.

The power to vote or direct the voting of, and dispose of and direct the disposition of, the 73,700 shares of Common Stock reported herein as owned by Fund X (which represent approximately 0.6% of the Issuer's outstanding shares of Common Stock, based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its 2026 Q2 10-Q) is shared among Fund X GP, Arkhouse Management, Arkhouse GP and Mr. Kahane.

The power to vote or direct the voting of, and dispose of and direct the disposition of, the 450,000 shares of Common Stock reported herein as owned by separately managed accounts managed by Arkhouse Management (which represent approximately 3.6% of the Issuer's outstanding shares of Common Stock, based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its 2026 Q2 10-Q) is shared among Arkhouse Management, Arkhouse GP and Mr. Kahane.

In addition, the Reporting Persons and Cobblers Cove have jointly submitted the Proposal to the Issuer and have entered into the Term Sheet which memorializes their determination, on a non-binding basis, to work together in connection therewith, as further described in Item 4 above. As a result thereof, the Reporting Persons and the Cobblers Reporting Persons may be deemed to be a "group" pursuant to Section 13(d) of the Act and, as such, the Reporting Persons may be deemed to have beneficial ownership over the 173,027 shares of Common Stock reported by the Cobblers Reporting Persons on the date hereof as beneficially owned by the Cobblers Reporting Persons, which, if taken together with the shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, would represent approximately 5.7% of Issuer's outstanding shares of Common Stock, based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its 2026 Q2 10-Q. The shares of Common Stock reported as beneficially owned by the Reporting Persons, taken together with the shares of Common Stock referenced by the Total Return Swaps (as defined below) entered into by the funds and separately managed accounts described in Item 6 below, constitute aggregate economic exposure by the Reporting Persons to approximately 17.8% of the Common Stock, and further would, if aggregated with the shares of Common Stock reported by the Cobblers Reporting Persons as being beneficially owned by them as of the date hereof, represent aggregate economic exposure to approximately 19.2% of the Common Stock. However, none of the Reporting Persons possess any voting or dispositive power, sole or shared, over any of the shares of Common Stock beneficially owned by the Cobblers Reporting Persons (and the Cobblers Reporting Persons do not possess any voting or dispositive power, sole or shared, over any of the shares of Common Stock beneficially owned by any of the Reporting Persons), and each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock reported by the Cobblers Reporting Persons as beneficially owned by them. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons or any of their respective affiliates is the beneficial owner of any of the shares of Common Stock beneficially owned by the Cobblers Reporting Persons for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for any information contained in or derived from any Schedule 13D filed by the Cobblers Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described herein or in Exhibit 99.5 filed herewith, which is incorporated herein by reference, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except for the rights of Primary Fund, Fund X and separately managed account owners to receive dividends and proceeds from the sale of investments held in their accounts, no person that is not a Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Schedule 13D (for the avoidance of doubt including the reference to the Term Sheet therein) is hereby incorporated by reference into this Item 6.

The Arkhouse Funds, Arkhouse Value Fund XII LP, a Delaware limited partnership managed by Arkhouse Management that does not own or possess any voting or dispositive power (sole or shared) over any shares of Common Stock, and separately managed accounts managed by Arkhouse Management have entered into the long side of cash-settled total return swaps (the "Total Return Swaps") with third-party financial institutions referencing, as of November 2, 2026, an aggregate of 1,711,286 shares of Common Stock. The weighted average initial reference price per share for such Total Return Swaps was approximately $28.87, representing an aggregate equity notional amount of approximately $49,410,235. Under the Total Return Swaps, each applicable fund or separate account generally receives the benefit of increases, and bears the risk of decreases, in the value of the reference shares of Common Stock relative to the applicable contractual reference prices. Amounts payable by either party are determined in accordance with the applicable agreement, including its provisions concerning dividends, financing charges, other applicable adjustments and payment netting, and are settled in cash on the applicable settlement dates, including upon maturity or earlier termination. The Total Return Swaps do not provide for physical settlement and do not give any fund or separate account any contractual right to acquire, vote or direct the voting of the reference shares of Common Stock.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, pursuant to which they have agreed to file this Schedule 13D and any amendments thereto jointly in accordance with Rule 13d-1(k) under the Act. A copy of the Joint Filing Agreement is filed as Exhibit 99.6 hereto and is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Proposal, dated October 26, 2026.
Exhibit 99.2 Summary of Proposed Terms, between Arkhouse Management Co. LP and Cobblers Cove Capital LP, dated as of October 26, 2026.
Exhibit 99.3 Dine Brands Response Letter, dated October 29, 2026.
Exhibit 99.4 Letter to Dine Brands, dated November 2, 2026.
Exhibit 99.5 Trading Data.
Exhibit 99.6 Joint Filing Agreement.

## Signatures
- Arkhouse Management Co. LP: /s/ Gavriel Kahane, Gavriel Kahane, Managing Member of Arkhouse GP LLC, its General Partner, (11/02/2026)
- Arkhouse GP LLC: /s/ Gavriel Kahane, Gavriel Kahane, Managing Member (11/02/2026)
- Arkhouse Value Fund GP X LLC: /s/ Gavriel Kahane, Gavriel Kahane, Managing Member (11/02/2026)
- Arkhouse Value Fund GP II LLC: /s/ Gavriel Kahane, Gavriel Kahane, Managing Member (11/02/2026)
- Gavriel Kahane: /s/ Gavriel Kahane, Gavriel Kahane (11/02/2026)